

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2011

Via E-mail
Manuel E. Iglesias
Chief Executive Officer and President
Hygea Holdings Corp.
9100 South Dadeland Blvd., Suite 1500
Miami, FL 33156

> **Re:** **Piper Acquisition II, Inc.**
> **Registration Statement on Form S-1**
> **Filed: May 16, 2011**
> **File No. 333-174252**

Dear Mr. Iglesias:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

2. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Prospectus Summary, page 3

3. Please include a statement regarding the proposed business of your company following the acquisition of Hygea Health Holdings, Inc, your strategy and a

discussion of material risks and obstacles. Please note that the cross reference on page 4 to a discussion of the risks is not sufficient.

4. In the subsection on page 3 entitled "Other Pertinent Information," please disclose your website address, if applicable.

Risk Factors, page 6

5. Please add a risk factor discussing the impact of future financings on shareholder value and address potential dilution of existing shareholders should you engage in additional financings.

6. Please add a risk factor discussing the risks posed by the fact that you currently operate in one primary geographic location.

"We will need to raise additional funds in the near future…" page 6

7. Please disclose how long you expect your current funds to last.

"We depend upon reimbursement by third party payors…" page 7

8. Please disclose whether there are any third party payors upon which your business in substantially dependent and, if so, please disclose the name or names of such entities and quantify the revenues derived from such third parties, in dollar amount and as a percentage of the company's operating revenues.

"The adoption of more restrictive Medicare coverage policies…" page 8

9. To the extent that the adoption of modified local coverage determinations or other policies in response to CMS' new inpatient rehabilitation hospital coverage criteria has already impacted your operations, please discuss.

"Whenever we make an acquisition of an entity that has an HMO contract…" page 9

10. To the extent you have experienced instances of HMOs refusing to consent to the transfer of an HMO contract in the course of your prior acquisitions, please discuss the effect it had on your business. Additionally if you are currently experiencing an HMO refusal to consent to transfer of an HMO contract in a pending acquisition, please disclose the risks you face, including whether the acquisition has been materially delayed and the potential impact on your business.

"Revenues and profits could be diminished if we lose the services of key primary care physicians…" page 10

"We will also depend on its ability to recruit and retain experienced physicians" page 10

11. To the extent that you have experienced problems attracting or retaining key primary care physicians, please revise to describe these specifically.

"We continue to face intense competition…" page 10

12. Please revise this risk factor to provide a description of your primary competitors among specialized and ancillary services firms, including a discussion of any regional variations.

"Healthcare reform legislation may affect our business…" page 10

13. Please revise this risk factor to more specifically address the impact of the new Healthcare and Education Affordability Reconciliation Act of 2010 and the potential risks posed to your business.

"We are dependent on key personnel…" page 11

14. To the extent that you have experienced problems attracting and retaining key employees and management personnel in the recent past, please revise to describe these problems. If you are aware of that any key personnel intend to retire or terminate employment with the company, please disclose.

"Our Common Stock may be subject to 'penny stock' rules…" page 12

15. Please revise your disclosure to clarify that your common stock will be subject to the penny stock rules given the current estimated price of $0.11 per share.

"We have not voluntarily implemented various corporate governance…" page 13

16. Please revise your disclosure to also address the potential impact of corporate governance reforms under the newly-enacted Dodd-Frank Financial Reform Act of 2010.

Selling Stockholders, page 14

17. Please revise your selling shareholder table to identify the natural person with voting and dispositive authority over the shares listed for each partnership, trust or other entity.

Management's Discussion and Analysis, page 22
Operating Results, page 23

18. Please disclose the names of the four HMOs from which most of your revenue was primarily derived and specify the respective percentage of revenue derived from each. Please also file the contracts with these HMOs as exhibits to your registration statement.

19. Please expand your description of the ancillary revenues and explain why you expect these revenues to be a significant percentage of total Practice revenues in 2012 and beyond.

Application of Critical Accounting Policies and Estimates
Revenues, page 24

20. For each period presented, please quantify and disclose the amount of changes in estimates of prior period risk adjustment revenues and retroactive membership adjustments that you recorded during the current period. For example for 2010, this amount would represent the amount of the difference between estimates of the adjustments for services rendered during 2009 and the amount of the new estimate or settlement amount that was recorded during 2010. In addition, please disclose the periods for which the rates and payments are subject to review and adjustment, and quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts as of the latest balance sheet date could have on your financial position and operations.

Liquidity and Capital Resources, page 27

21. Please disclose why your accounts receivable increased by $2,260,728 in 2010 when your revenue only increased by $1,768,042 in 2010. To the extent that there has been a significant increase in the aging of your accounts receivable please disclose the number of days your accounts receivable are outstanding and the factors contributing to the increase in the number of days the receivables are outstanding. Please also disclose the impact of the increase in accounts receivable on your liquidity.

22. Please disclose that you collected the note receivable and accrued interest of $597,274 acquired in the reverse merger with Hygea or tell us why you did not disclose these amounts on your balance sheet or statement of cash flows.

23. You disclose under concentrations of credit risks that substantially all of your revenues and accounts receivable are with CarePlus Health Plans. Please disclose the amount of receivables due from CarePlus Health Plans and the impact on your liquidity if you are unable to collect the amounts due from them.

Business, page 28

24. With respect to Integrated Group, your network of integrated group practices, please revise to describe the ownership structure of this network. For example, how are the group practices organized, what is your ownership interest in them, and is Integrated

Group a separate legal entity? In addition, please identify the subsidiaries owned by Integrated Group and describe the industry-related services they provide.

25. With respect to Palm Medical Network, please revise your disclosure to explain what a medical service organization (MSO) is, as well as an "at risk" contract.

26. We note your statement that you have a series of "MSOs" under Palm Medical Network in the first paragraph under on page 28, but later refer to Palm's MSO in the singular. Please clarify this apparent inconsistency.

27. We also note your statement that Hygea was founded in part with the purpose of integrating all aspects of a multidisciplinary medical group practice network "via a robust technology platform that incorporates state-of-the-art and physician friendly electronic medical records and practice management system services, including scheduling and billing capabilities." Accordingly, please discuss the status of your technology platform.

Independent Physician Association (IPA) and Managed Service Organization (MSO), page 28

28. Please provide the basis for your statement that Palm's IPA network is the largest such network in the state of Florida.

29. Please describe the contractual relationship between the physicians within the Palm network and Palm Medical Network, LLC.

30. Please describe the "core technologies" you provide to Palm Medical Network.

Network of Medical Group Practices and Healthcare Service Providers, page 28

31. Please state approximately how many medical group practices are currently in your network and how many you plan to acquire as you expand your rollout.

32. Please file the service agreement with ProMD Practice Management as an exhibit. Please disclose the material terms of the service agreement.

Medical Risk Assessment (MRA) Specialists, page 28

33. Please describe any material contracts with specialized third party healthcare consultants and file such contracts as exhibits.

Electronic Medical Records/Practice Management System, page 28

34. Please describe the contractual arrangements through which you distribute Cyfluent's electronic medical records/practice management system.

Business Model, page 29

35. Please explain what Stark Law's "In-Office Ancillary Services Exception" is.

36. Please reconcile your statement that your business model spreads operating risk across geographic areas with your statement on page F-18 under "Concentration of Credit Risk" that you currently operate in one primary geographic location.

37. Please revise your disclosure to clarify the following:

   - the nature of the revenue enhancements your physician group provides its practitioners;

   - what you mean by "improperly structured" group practices;

   - how your revenue stream is different from that of other practice management and managed care groups;

   - the ancillary medical services that you provide in-house;

   - how you are able to see more patients more efficiently while at the same time provide a higher level of medical care; and

   - the basis for your statement that projected revenue ratios can reach as a high as 4:1 of referral ancillary revenue to physician's clinical revenue

Market, page 29

38. Throughout this section, you cite various estimates, statistics and other figures. Please attribute the statements and other similar statements to the source from which you obtained the information. In addition, where you cite your own estimates or beliefs, please explain how you arrived at those estimates or beliefs and disclose any third-party sources you relied upon.

Competition, page 29

39. Please expand this section to include a description of your primary competitors amongst specialized and ancillary services firms, including a discussion of any regional variations.

Management, page 30
Background of Executive Officers and Directors, page 30

40. Please revise each executive officer's and director's bio to provide the dates of that person's principal occupations and employment during the past five years. Please indicate the periods in which each position was held to ensure there are no gaps in employment or education. See paragraph (e)(1) of Item 401 or Regulation S-K.

Executive Compensation, page 33

41. Please disclose whether the company has entered into any material employment agreements with executive officers. If so, please describe the terms of such agreements and file the agreements as exhibits.

Summary Compensation Table, page 33

42. Revise your compensation table to include compensation data for your other Named Executive Officers, including your Principal Executive Officer. See Item 402(m) of Regulation S-K for the scaled disclosure required of smaller reporting companies in this section.

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

43. Please tell us why you selected an independent auditor based in Los Angeles, California given that your corporate headquarters, and presumably your accounting records, are located in Miami, Florida. Please also tell us whether your independent auditor is licensed in the State of Florida.

Consolidated Balance Sheets, page F-3

44. Please indicate, if true, that your accounts receivable are presented net of an allowance for doubtful accounts. In addition, please parenthetically disclose the amount of allowances as of the balance sheet periods presented. Refer to Rule 5.092 of Regulation S-X.

Consolidated Statements of Income, page F-4

45. Please disclose your basic and fully diluted earnings per share in accordance with ASC 260-10-15-2 and 260-10-50. Please also disclose the methods used to compute basic and diluted earnings per share in your significant accounting policies.

Consolidated Statements of Stockholders' Equity, page F-5

46. Please provide us with an explanation of fluctuations in the price/estimated fair value of your equity issuances in chronological order. Please also tell how these prices/estimated values were considered in your offering price per unit.

Consolidated Statements of Cash Flows, page F-6

47. You disclose that you received cash from investing activities of $200,000 from the acquisition of Opa-Locka Pain Management. This contradicts your disclosure on page F-12 that the total consideration of $123,781 was based on the fair value of the common stock issued or the $7,177 cash balance of Opa-Locka Pain Management on the acquisition date. Please revise your cash flows statement to ensure that it is consistent with the disclosures in your acquisition footnote.

Revenues, page F-8

48. Please provide a description of what "patient fees" are and disclose your revenue recognition policy for fee-for-service arrangements. If "patient fees" are fee-for-service arrangements please reconcile your statement that you primarily derive your medical revenues from risk-based health insurance arrangements.

49. Please revise your disclosure to include your revenue recognition policy for license fees and non-medical revenues.

Reinsurance (Stop-Loss Insurance), page F-9

50. Please tell us how your recognition of reinsurance recoveries as patient fees revenue is consistent with ASC 954-720-45-1. In addition, disclose the nature of your reinsurance coverage, the amounts that are recognized in your financial statements (i.e. premiums and recoveries that are recognized in your statements of operations and the recoverable amount recognized in your balance sheets) and the line items on your financial statements that these items are reflected in.

Claims Payable, page F-10

51. You disclose that claims paid on your behalf by HMO's include an estimate of claims incurred but not reported. Please disclose the method used to estimate the claims incurred but not reported, the amount of these estimated claims for the periods presented and whether there have been any material adjustments to these estimated claims.

C. Acquisitions
Opa-Locka Pain Management Corporation, page F-12

52. You disclose in the footnotes that you issued 650,000 shares of common stock as part of the purchase consideration of Opa-Locka Pain Management Corporation yet you disclose that you issued 1,354,577 common shares on your statements of stockholders' equity. Please reconcile this difference and ensure that the number of shares, equity balances and per share information properly reflect the reverse acquisition. Please also tell us how you determined the value of the common shares issued to Opa-Locka Pain Management.

Royal Palm Beach Medical Group, page F-12

53. Please revise your disclosure to clarify the nature of the consideration paid for this acquisition and the nature of the assets acquired.

D. Disposals
United Care Group, Inc. ("UCG"), page F-13

54. Please cite us for us relevant authoritative literature that supports recognition of revenue for the rights sold to United Care Group to be the exclusive practice management and billing service provider for all company-owned practices. In so doing, please consider the characteristics of revenues and gains as contemplated under FASB Statement of Concepts Six.

Hygea of Palm Beach, LLC, page F-13

55. Please disclose how the sale of Hygea of Palm Beach was recorded and valued. Please also disclose any gain/loss you recognized from this transaction.

E. Stockholders' Equity, page F-13

56. Please tell us how the conversion rate of the preferred stock was determined, how the conversion price compared to the underlying value of the common stock at the time of the issuance and how you determined that there was no beneficial conversion feature.

57. Please tell us why you issued 88,099,633 shares for the redemption of 87,203,528 shares in the same entity. Please also tell us why you attributed $687,411 or $.008 per common share for the issuance of 88,099,633 shares versus $552,411 or $.006 per common share that you attributed to the 87,203,528 shares exchanged.

K. Line of Credit, Notes and Loan Payable, page F-15

58. Please disclose how you determined the conversion price of the convertible notes payable assumed in the reverse acquisition.

G. Intangible Assets, page F-14

59. You disclosed that you amortize your credentialed provider network on a straight-line basis. Please tell us why you believe that the straight-line method of amortization is more appropriate than an accelerated method of amortization for this intangible asset given that customer relationships frequently have a higher rate of attrition in earlier periods with the rate of attrition declining over time In addition, please tell us if you maintain records and controls to compare the actual and estimated attrition for each material customer or provider group throughout its economic life, and whether you revise accounting estimates on a timely basis when adverse trends develop.

60. You disclose that the amortization of the covenant not-to-compete was nominal. However, since you disclose that the amortization of your medical network was $101,625 for 2009 and 2010 and this amount is identical to the amortization amount that you disclose on the statements of cash flows it does not appear that you are amortizing your covenant not-to-compete. Please revise to amortize the covenant not-to-compete or disclose why it is appropriate to not amortize this intangible asset.

N. Income Taxes, page F-16

61. Please disclose what the Other line item represents in your reconciliation of the statutory federal income tax rate to your effective tax rate for 2009 and 2010. You had a valuation allowance of $429,567 at December 31, 2009. However, you reversed a valuation allowance of $437,518 in 2010. Please tell us why the valuation allowance reversed exceeded the amount of your valuation allowance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kei Ino at (202) 551-3659 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Nandini Acharya at (202) 551-3495 or, if she is not available, Daniel Greenspan at (202) 551-3623 or me with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director

cc: Via E-mail
        Stephen M. Fleming, Esq.
        Fleming PLLC
        49 Front Street, Suite 206
        Rockville Centre, New York 11570